As filed with the Securities and Exchange Commission on June 19, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO-I/A
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(4) of the Securities Exchange Act of 1934
Amendment No. 1

DWS Global Commodities Stock Fund, Inc.
(Name of Subject Company (Issuer))

DWS Global Commodities Stock Fund, Inc.
(Name of Filing Person (Offeror))

81114Y108
(CUSIP Number of Class of Securities)

John Millette
Secretary
DWS Global Commodities Stock Fund, Inc.
345 Park Avenue
New York, New York 10154
(617) 295-2572
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Burton M. Leibert, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$22,578,575.04(a)	$888(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 1,004,832 shares in the offer, based upon a price per share of $22.47, which represents 98% of the net asset value per share at June 6, 2008.

(b)	Calculated as $39.30 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $888
Form or Registration No.: 005-81188
Filing Party: DWS Global Commodities Stock Fund, Inc.
Date Filed: June 9, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☐  third-party tender offer subject to Rule 14d-1.
     ☑  issuer tender offer subject to Rule 13e-4.
     ☐  going-private transaction subject to Rule 13e-3.
     ☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

DWS Global Commodities Stock Fund, Inc., a Maryland corporation (the “Fund”), hereby amends and supplements the Tender Offer Statement on Schedule TO of the Fund, filed on June 9, 2008 (the “Schedule TO”), with respect to the offer by the Fund to purchase for cash up to 1,004,832 of the Fund’s issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated June 9, 2008 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were filed as exhibits to the Schedule TO.

The Schedule TO, which incorporates by reference the information contained in the Offer to Purchase and the Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, is hereby amended and supplemented as follows:

1. The last two sentences in the eighth Question and Answer in the Summary Term Sheet of the Offer to Purchase are hereby amended and restated in their entirety as follows:

In addition, if Shares tendered have not by then been accepted for payment, you may withdraw your tendered Shares at any time after August 4, 2008. See Section 5.

2. The first sentence in Section 5 — Withdrawal Rights of the Offer to Purchase is hereby amended and restated in its entirety as follows:

At any time prior to 5:00 p.m. Eastern Time on the Expiration Date, and, if the Shares have not by then been accepted for payment by the Fund, at any time after August 4, 2008, any shareholder may withdraw all, but not less than all, of the Shares that the shareholder has tendered.

3. The first full sentence after the third paragraph of the Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended and restated in its entirety as follows:

 1. Unless extended, the Offer expires at 5:00 p.m. Eastern Time on July 14, 2008. You may withdraw all of your tendered Shares any time prior to 5:00 p.m. Eastern Time on July 14, 2008 (or if the offer is extended, at any time prior to 5:00 p.m. Eastern Time on the new expiration date). Please see Section 5 of the Offer to Purchase for more information on withdrawals.

Item 12.	Exhibits.

(a)(1)	Offer to Purchase, dated June 9, 2008.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, and Trust Companies and Other Nominees.*
(a)(6)	Text of letter to shareholders of the Fund dated June 9, 2008.*
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(8)	Press Release, dated May 27, 2008.*
(a)(9)	Press Release, dated June 9, 2008.*
(b)-(h)	Not applicable.

*	Previously filed.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DWS GLOBAL COMMODITIES STOCK
FUND, INC.

By:	/s/ John Millette
Name: John Millette
Title:  Secretary

Dated: June 19, 2008